SEC File No. 333-103064

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2 REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

LIFE INVESTMENT FUNDING ENTERPRISES, INC.

Application for Withdrawal of Registration Statement

Pursuant to United States Securities and Exchange

Commission Rule No. 477

LIFE INVESTMENT FUNDING ENTERPRISES, INC. (the “Registrant’) hereby makes application to the Commission for permission to withdraw the Registration Statement on Form SB-2 filed by the Registrant with the Commission on February 10, 2003 and in connection with such application states to the Commission as follows:

1.    As indicated, the Registration Statement of the Registrant, relating to its Class B Convertible Preferred Stock and its Common Stock, was filed with the Commission via EDGAR on February 10, 2003.

2.    Such Registration Statement has not yet become effective.

3.    None of the securities covered by such described Registration Statement have been sold.

4.    The application to withdraw the described Registration Statement is being made because the Registrant has been advised by the staff of the Commission that the Registration Statement has been filed on the wrong form. Upon accomplishment of the withdrawal of this Registration Statement, the Registrant will, in the near future time, file two Registration Statements covering its Class B Convertible Preferred Stock and Common Stock on Form SB-2 (relating to the cash offer of the Common Stock) and on Form S-4 (relating to certain asset acquisition transactions).

Dated at Sarasota, Florida this 25th day of February, 2003.

LIFE INVESTMENT FUNDING ENTERPRISES, INC.

By	/s/ J. Patrick Bryan

J. Patrick Bryan, its President and Chief
Executive Officer as authorized and directed by the Board of Directors of LIFE INVESTMENT FUNDING ENTERPRISES, INC.